UNITED STATES OF AMERICA
      Before the
SECURITIES AND EXCHANGE COMMISSION



In the Matter of
                                                              TENTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)




         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (National) and its subsidiary, Horizon Energy Development, Inc. (Horizon) in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the Commission) with respect thereto, and that the following information for the quarter ended December 31, 1997 is herein provided:

         1a)  Horizon's balance sheet at December 31, 1997 is attached as
              Exhibit 1.

         1b) National's balance sheet at December 31, 1997 is included in National's Form 10-Q for the quarter ending December 31, 1997, which has been filed with the Commission on February 17, 1998 and is incorporated herein by reference.

         2a) Horizon's income statement for the quarter ended December 31, 1997 is attached as Exhibit 2.

         2b) National's income statement for the quarter ended December 31, 1997 is included in National's Form 10-Q for the quarter ending December 31, 1997, which was filed with the Commission on February 17, 1998 and is incorporated herein by reference.

          3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended December 31, 1997:

                       None.

          4) A general description of the activities of the Applicants for the quarter ended December 31, 1997, and of the projects in which they or their subsidiary companies have an ownership interest:

              The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of December 31, 1997, are as follows:

              Horizon, through its wholly owned subsidiary, Beheer-En Beleggingsmaatschappij Bruwabel, B.V. ("Bruwabel"), continues to own 100% of the capital stock of each of Power International s.r.o. (now, Horizon Energy Development s.r.o.), ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Teplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

              The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site. If progress is made in this endeavor, Horizon, or its subsidiaries, will file for electric wholesale generator ("EWG") or foreign utility company ("FUCO") status, as appropriate, at the appropriate time.

              Bruwabel   owns   approximately   71%  of  the  capital  stock  of
              Severoceske Teplarny, a.s. ("SCT"). SCT is a power and heating utility located in the northern part of the Czech Republic.

              Bruwabel, as a shareholder of SCT, has received, and expects to continue to receive, dividends from its investment in the SCT shares. Furthermore, Bruwabel and SCT will pursue efforts by which SCT might develop additional electrical generation capacity. In the event any such efforts proceed, the appropriate entity will file for EWG or FUCO status, as appropriate, at the appropriate time.

          5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated
              Intermediate Companies during the quarter ended September 30, 1997:

                   Neither Horizon nor National engaged in any intercompany service transactions with affiliate Intermediate Companies.

March 2, 1998                             NATIONAL FUEL GAS COMPANY



                                          By: /s/ Philip C. Ackerman
                                             ----------------------------------
                                             Philip C. Ackerman
                                             Senior Vice President







                                          HORIZON ENERGY DEVELOPMENT,
                                          INC.



                                          By: /s/ Ronald J. Tanski
                                             ----------------------------------
                                             Ronald J. Tanski
                                             Secretary and Treasurer